UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ] Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2005

OR

[     ] Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From _________ To ________.

Commission file number 0-7201

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN & BROWN, INC.
EMPLOYEES' SAVINGS PLAN AND TRUST

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN & BROWN, INC.
220 SOUTH RIDGEWOOD AVENUE
DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	4

Notes to Financial Statements	5-8

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	9-10

SIGNATURE	11

EXHIBIT INDEX	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of and Participants in
Brown & Brown, Inc. Employees’ Savings Plan and Trust
Daytona Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Certified Public Accountants Jacksonville, Florida June 23, 2006

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

CASH	$557,898	$632,666

INVESTMENTS:
Participant directed—at fair value:
Money market fund	5,986,263	7,884,947
Common/collective trust funds	94,463,103	80,128,924
Personal choice retirement account	13,202,601	643,961
Employer common stock	72,430,312	59,364,176
Pooled separate account	21,023,712	16,760,706
Participant loans	3,104,945	2,697,104

Total investments	210,210,936	167,479,818

RECEIVABLES—Employer contributions	3,672,694	2,470,127

NET ASSETS AVAILABLE FOR BENEFITS	$214,441,528	$170,582,611

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Investment income:
Interest and dividends	$172,821
Dividends on employer common stock	432,753
Net appreciation in fair value of investments	29,063,064

Net investment income	29,668,638

Contributions:
Participant	13,591,718
Employer	8,646,659
Rollovers from other qualified plans	6,447,189

Total contributions	28,685,566

DEDUCTIONS:
Benefits paid to participants	14,474,589
Administrative expenses	20,698

Total deductions	14,495,287

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	43,858,917

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	170,582,611

End of year	$214,441,528

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan, established effective January 1, 1985, and as amended and restated effective January 1, 1997, is a defined contribution plan. Substantially all employees who are at least 18 years of age and who work at least 20 hours per week are eligible to participate in the Plan effective the first day of the month following 30 continuous days of service. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Benefit Payments—Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship, or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.

Administration—The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan agreement, such as provisions for allocations to participants’ accounts, vesting, benefits, and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits Website or from the Administrator. Diversified Investment Advisors, Inc. (“Diversified”) has been appointed as the recordkeeper of the Plan and Investors Bank & Trust Company of Boston, Massachusetts (the “Trustee”), has been appointed as the trustee of the Plan.

Administrative Expenses—All investment-related expenses are charged against Plan earnings or are paid by the Plan. All other expenses are paid by the Employer.

Contributions—Participants may elect to contribute, subject to certain limitations, any percentage of annual compensation as contributions to the Plan, up to a maximum contribution of $14,000 with a $4,000 ‘catch-up’ option for those employees age 50 and older for the year ended December 31, 2005. In 2004, participants could elect to contribute between 1% and 15% of annual compensation, up to a maximum of $13,000. The Employer makes matching contributions to the Plan of 100% of each participant’s contribution not to exceed 2.5% of each participant’s compensation on a pay-period basis. The Plan permits the Board of the Employer to authorize optional profit-sharing contributions allocated to participants based on salary. The Board authorized an optional profit-sharing contribution of 1.5% of salary, up to a maximum salary of $210,000 for all participants for the year ended December 31, 2005.

Vesting—Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions and optional contributions are based on years of credited service and are subject to the following vesting schedule:

Years of	Vested
Credited Service	Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

Forfeited balances of terminated participants’ nonvested accounts are used to offset Plan expenses and to reduce future Employer matching contributions.

Investment Income and Expenses—Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.

Participant Loans—A participant may, with prior approval, borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are repayable each pay period for periods generally up to five years, are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2005, interest rates ranged from 5.0% to 10.5%.

Plan Termination—Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition—The Plan’s investments in money market funds, common/collective trust funds, Employer common stock, and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. Participant loans are valued at cost, which approximates fair value.

Diversified manages a guaranteed pooled separate account of Transamerica Financial Life Insurance Company called the Stable Five Fund. The guaranteed investment contract is stated at contract value and approximates fair value. Contract value represents contributions made under the contract, plus interest, less expenses and benefits. The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers, and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of pooled account no. 24 and the balance of the Stable Five Fund. The crediting interest rate for this Diversified account for the year ended December 31, 2005, was 4.9%. The average yield for this Diversified account for the year ended December 31, 2005, was 4.9%.

Risks and Uncertainties—The Plan utilizes various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, are summarized as follows:

	2005	2004

Employer common stock	$72,430,312	$59,364,176
Diversified Stock Index Fund	24,350,007	14,946,619
Diversified Value and Income Fund	13,503,338	12,076,328
Diversified Stable Five Fund	21,023,712	16,760,706
Equity Growth Fund	12,376,974	-
Personal Choice Retirement Account	13,202,601	-

During the year ended December 31, 2005, the Plan’s investments appreciated in fair value as follows:

Common/collective trust funds	$5,631,201
Employer common stock	21,159,624
Personal choice retirement account:
Common stock	2,173,772
Money market funds	91,796
Mutual funds	3,672
User-defined funds	269
Unit trusts	2,730

Net appreciation in fair value of investments	$29,063,064

4.	INVESTMENT PROGRAMS

As of December 31, 2005, contributions to the Plan are invested in one or more of 19 separate investment fund options at the direction of each participant. The fund options are: (1) Diversified Stock Index Fund, (2) Diversified Balanced Fund, (3) Diversified Value and Income Fund, (4) Diversified Special Equity Fund, (5) Diversified MidCap Growth Fund, (6) Diversified MidCap Value Fund, (7) Diversified Equity Growth Fund, (8) Diversified

International Equity Fund, (9) Diversified Core Bond Fund, (10) Diversified Quality Bond Fund, (11) Diversified High Yield Bond Fund, (12) Diversified Intermediate/Long Horizon Fund, (13) Diversified Intermediate Horizon Fund, (14) Diversified Short Horizon Fund, (15) Diversified Short/Intermediate Horizon Fund (16) Diversified Long Horizon Fund, (17) Employer common stock, (18) Diversified Stable Five Fund and (19) Diversified Money Market Fund. The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which allows each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 mutual funds.

In the accompanying statements of net assets available for benefits as of December 31, 2005 and 2004, the following investments are aggregated into the Common/Collective Trust Funds for presentation purposes: the Diversified Balanced Fund, Diversified Core Bond Fund, Diversified Equity Growth Fund, Diversified MidCap Growth Fund, Diversified MidCap Value Fund, Diversified Quality Bond Fund, Diversified High Yield Bond Fund, Diversified Intermediate Horizon Fund, Diversified Intermediate/Long Horizon Fund, Diversified Long Horizon Fund, Diversified International Equity Fund, Diversified Short Horizon Fund, Diversified Special Equity Fund, Diversified Stock Index Fund, Diversified Short/Intermediate Horizon Fund, and Diversified Value & Income Fund. The remaining options are shown individually in the accompanying statements of net assets available for benefits. The Charles Schwab & Co. Personal Choice Retirement Account is presented as self-directed investments in the accompanying statements of net assets available for benefits.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan’s Diversified Fund investments are managed by Diversified. The Plan’s investments also include Brown & Brown, Inc. common stock. Both of these investments represent party-in-interest transactions that qualify as exempt prohibited transactions.

Fees paid by the Plan participants for the investment management services amounted to approximately $21,000 for the year ended December 31, 2005.

6.	FEDERAL INCOME TAX STATUS

The Plan is a nonstandardized prototype plan sponsored by the employer, Brown & Brown, Inc. The employer last received an opinion letter with respect to the prototype adopted by the Plan on April 22, 2004. The Plan is entitled to full reliance on the opinion letter received by the employer with respect to compliance with the form requirements of the Internal Revenue Code (“IRC”). The Plan’s management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

******

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

Identity and Description of Asset	Amount

Cash	$557,898

Participant directed investments:
Money market—at fair value—
Diversified Money Market Fund*	5,986,263
Common/collective trusts—at fair value:
Diversified Stock Index Fund*	24,350,007
Diversified Value & Income Fund*	13,503,338
Diversified Balanced Fund*	6,432,110
Diversified Special Equity Fund*	9,969,671
Diversified MidCap Growth Fund*	376,001
Diversified MidCap Value Fund*	827,059
Diversified Quality Bond Fund*	3,584,116
Diversified Equity Growth Fund*	12,376,974
Diversified Core Bond Fund*	4,893,729
Diversified Intermediate Horizon Fund*	3,265,517
Diversified International Equity Fund*	6,174,428
Diversified Intermediate/Long Horizon Fund*	3,752,988
Diversified Short/Intermediate Horizon Fund*	92,669
Diversified High Yield Bond Fund*	3,113,757
Diversified Long Horizon Fund*	76,341
Diversified Short Horizon Fund*	1,674,398

Total common/collective trusts	94,463,103

Personal choice retirement account:
Money market fund—at fair value—
Charles Schwab Money Market Fund	4,745,220
User-defined fund—
MidCap SPDR Trust	28,554
Corporate common stocks—at fair value:
Apache Corp.	137,040
Brown & Brown Inc.*	7,635,000

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4I—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

Identity and Description of Asset	Amount

Personal choice retirement account (continued):
Corporate common stocks—at fair value (continued):
Chaus Bernard, Inc.	$31,630
Cisco Systems, Inc.	6,848
Document Sciences Corp.	6,600
Exxon Mobil Corp.	56,170
Freescale Semiconductor, Inc. (Class B shares)	2,039
IBM Corp.	343
KCS Energy, Inc.	32,697
Lsi Logic Corp.	3,200
Lucent Technologies, Inc.	1,208
Motorola Incorporated	16,733
Nokia Corp. Spon Adr	7,320
Satcon Technology Corp.	11,250
Tesoro Petroleum Corp.	123,100
Time Warner, Inc.	5,541
Valero Energy Corp.	103,200
Yahoo!, Inc.	1,489

Total corporate common stocks	8,181,408

Mutual funds:
Baron Partners Fund	44,499
Excelsior Value Fund	10,757
Fidelity Contra Fund	84,342
Muhlenkamp Fund	27,342
T Rowe Price Equity Income Fund	46,062
T Rowe Price Spectrum Fund	10,787
Vanguard Total International Fund	23,630

Total mutual funds	247,419

Total personal choice retirement account	13,202,601

Employer common stock—at fair value*	72,430,312

Pooled separate account—at contract value—
Diversified Stable Five Fund—Pooled Account of the Transamerica Financial Life Insurance Company, Inc.*	21,023,712

Participant loans (bearing interest at rates ranging between 5% and 10.5%, maturing over periods generally up to five years)	3,104,945

$210,768,834
*  Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEES' SAVINGS PLAN AND TRUST

By: BROWN & BROWN, INC.

Date: June 29, 2006	By: /S/ CORY T. WALKER
Cory T. Walker
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Certified Public Accountants

99.1
Certification of Chief Operating Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003. This Certification shall not be deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.

99.2
Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003. This Certification shall not be deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.